November 8, 2006

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington D.C., 20549-7070

Re:	Network CN Inc.
Amendment No. 2 to Form 8-K
Filed September 26, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
File No. 000-30264

Dear Ms. Jenkins:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Network CN Inc. (the “Company”) dated October 16, 2006.

  For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K/A filed September 26, 2006

General

Staff Comment 1.          Please revise to provide pre-acquisition financial statements of Guangdong Tianma International Travel Service Co., Ltd. (“Tianma”) for the interim period ended March 31, 2006 in accordance with Item 310(c) of Regulation S-B.

Response:

The pre-acquisition financial statements of Guangdong Tianma International Travel Service Co., Ltd.  for the interim period ended March 31, 2006 are included in Form 8-K/A, Amendment No. 3, filed by the Company with the Commission on November 8, 2006.

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

Guangdong Tianma International Travel Service Co., Ltd. Financial Statements

Notes to Financial Statements

Note 1- Summary of Significant Accounting Policies and Organization

(H) Revenue Recognition, page 7

Staff Comment 2.        It appears that you are recording revenue on a gross basis for travel agency services. Please provide us with an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as it relates to these services. Your analysis should address each of the indicators discussed in the related technical guidance and clarify the type of services provided to your customers. We may have further comments.

Response:

We have reviewed the criteria of EITF 99-19 and feel that our revenue recognition policy of recording revenues at gross is appropriate for the following reasons:

We are the primary obligator in the transactions. We are responsible for arranging the tours, booking the transportation, hotels, sight seeing and meals. We either book these arrangements directly with the service providers or sub contract out these services on a tour by tour basis. We are responsible for setting the prices for each tour and we are paid directly by each customer for the tour (credit risk). We market our tours through various brokers and agents and pay a commission for each tour booked. The sub agents operate strictly in Tianma’s name and under our rules and criteria established by Tianma. These sub agents work for Tianma. Tianma bears the risk for accidents for the tours undertaken by sub-agents. The sub agents do not have the ability to sign any contracts with overseas travel agents and bear no risks in the transactions beyond their individual commissions We are not required to pay any other commissions or fees for tours booked directly with us.

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Financial Statements

Condensed Consolidated Statements of Operations, page 6

Staff Comment 3.        Based on your disclosure in Note 5, a portion of your revenues are generated from a related party. Please revise to prominently disclose related party revenues and costs on the fact of this statement.

Response:

The Company has prominently disclosed related party revenues (there are no costs connected to related party revenues) on the face of the Condensed Consolidated Statement of Operations in the Form 10-QSB/A, Amendment No. 1, for the Fiscal Quarter Ended June 30, 2006 and the Form 10-QSB/A, Amendment No. 1, for the Fiscal Quarter Ended March 31, 2006, each filed by the Company with the Commission on November 8, 2006.

Staff Comment 4.        Please revise to include “stock issued for services” in the appropriate type of expense line item (e.g., cost of tour services, professional fees, management fees, etc.).

Response:

The Company has reclassified the portion under “stock issued for services” in relation to professional fees separately and grouped under “Professional Fees” on the face of the Condensed Consolidated Statement of Operations in the Form 10-QSB/A, Amendment No. 1, for the Fiscal Quarter Ended June 30, 2006 and the Form 10-QSB/A, Amendment No. 1, for the Fiscal Quarter Ended March 31, 2006, each filed by the Company with the Commission on November 8, 2006.

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

Notes to Financial Statements

General

Staff Comment 5.          Please revise your stock-based compensation policy to address your transition to SFAS 123(R). Specifically, identify the transition method used (e.g., prospective, modified prospective, or modified retrospective) and any other changes to your policy (e.g., fair value method used).

Response:

The Company has revised its stock-based compensation policy by adding the following paragraph in the corresponding note in our financial statements contained in the Form 10-QSB/A, Amendment No. 1, for the Fiscal Quarter Ended June 30, 2006 and the Form 10-QSB/A, Amendment No. 1, for the Fiscal Quarter Ended March 31, 2006, each filed by the Company with the Commission on November 8, 2006.

“Prior to December 15, 2005, the Company accounted for its stock plans under the provisions of APB No.25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation (FIN) No. 44, “Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of APB Opinion No. 25” ((FIN No.44”) and made pro forma footnote disclosures as required by Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting For Stock-Based Compensation – Transition and Disclosure”, which amends SFAS No. 123, “Accounting For Stock-Based Compensation”. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), effective December 15, 2005 using a modified prospective application, as permitted under SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires us to apply a fair value based measurement method in accounting for generally all share based payment transactions with employees.

The modified prospective transition method of SFAS No. 123R requires the presentation of pro forma information, for periods presented prior to the adoption of SFAS No. 123R, regarding net income and net income per share as if the Company had accounted for stock options issued to employees under the fair value method of SFAS No. 123. For pro forma purposes, fair value of stock option was estimated using the Black-Scholes option valuation model. The fair value of all of the Company’s share-based awards was estimated assuming no expected dividends and estimates of expected life, volatility and risk-free interest rate at the time of grant.

The adoption of SFAS No. 123R did not have any effect on the Company as there were no outstanding stock options issued to employees.”

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

Note 3 – Acquisition of Subsidiary, page 13

Staff Comment 6.          In connection with your acquisition of a majority interest in Tianma, we note you allocated the entire $815,902 of excess purchase price to goodwill. Tell us how you determined this allocation and your basis for not allocating additional purchase price to other identifiable or customer-related intangible assets (e.g., trade name, customer base, etc.) Refer to SFAS 141. Please advise or revise as necessary.

Response:

Prior to the acquisition of Tianma, the operating results of Tianma were approximately break-even for several years. The overseas trip license is granted by the government and attached to Tianma. It allows the company to operate in all of China’s proviances without having to obtain an individual license in each providence. It all also us to sell travel services to outbound travelers. The license does not require renewal by the government provided Tianma does not contravene government regulations, thus it can be assumed to have an indefinite life. However, its value cannot be objectively assessed, as there is no market for the license given that it cannot be transferred or sold to a third party. Tianma does not have an established customer base as most of the tours are individually customized for each occasion. As a result, there is no established customer base to allocate any of the purchase price. As a result, the Company determined that allocation of the purchase price other than to goodwill was not appropriate.

Note 8 – Subsequent Events, page 16

Staff Comment 7.         Please revise to discuss the facts and circumstances surrounding the $1.3 million agreement with Mr. Liu during the first half of 2006. Explain the nature of the services Mr. Liu will be providing and justify your accounting treatment as an earnest deposit versus a compensatory transaction over the period for which services have been provided.

Response:

The $1.13 million was paid to Mr. Felix Liu for our media-related project as a deposit. Once the project is established, the earnest deposit will either be returned to the Company or, if retained, will be used as payment on any negotiated contract. Therefore, it was treated as an earnest deposit.

An English translation of the original agreement is attached. The earnest deposit was originally required to be returned by July 31, 2006. However,

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

because the contemplated project negotiations are still on-going, and management is confident that the project can be secured in the near future, management has agreed with Mr. Felix Liu that the deadline be extended.

Providing earnest deposits of this type is a common practice for doing business in China, and management is confident that the whole amount can be recovered in full. The purpose of the deposit was to provide assurance to the parties we are in negotions with that we have the ability to pay for any contacts signed in the future.

Staff Comment 8.         Considering the significance of the agreement with Mr. Liu, please file the agreement as a material contract exhibit in accordance with Item 601 of Regulation S-B, or tell us why you believe the agreement is not required to be filed.

Response:

The agreement has been included as an exhibit in the Form 10-QSB/A, Amendment No. 1, for the Fiscal Quarter Ended June 30, 2006 filed by the Company with the Commission on November 8, 2006.

Other Exchange Act Reports

Staff Comment 9.         Please review your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings to comply with these comments as applicable.

Response:

The Company has filed its Form 10-QSB/A, Amendment No. 1, for the Fiscal Quarter Ended March 31, 2006 and its Form 10-QSB/A, Amendment No. 1, for the Fiscal Quarter Ended June 30, 2006 with the Commission on November 8, 2006 to comply with the Staff’s comments. In addition, the Company’s Form 10-QSB for the Fiscal Quarter Ended September 30, 2006 will also comply with the Staff’s comments.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Daley Mok

Daley Mok

Chief Financial Officer

Enclosures

cc:	Scott C. Kline

Crone Rozynko LLP